CCF HOLDINGS LLC

6785 Bobcat Way, Suite 200

Dublin, Ohio 43016

July 15, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St. Street, NE

Washington, D.C. 20549

Re:                             CCF Holdings LLC

Registration Statement on Form S-1

File No. 333-231069

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CCF Holdings LLC hereby requests acceleration of effectiveness of the registration statement on Form S-1, as amended (File No. 333-231069), to 4:00 p.m., Eastern Time, on July 17, 2019 or as soon as practicable thereafter.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morrison & Foerster LLP, by calling John Owen at (212) 468-8036.

Very truly yours,

CCF Holdings LLC

By:	/s/ William E. Saunders
Name:	William E. Saunders
Title:	Chief Executive Officer